July 8, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C.  20549

Re:	Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed May 10, 2016
File No. 001-32360

Dear Mr. Rosenberg,

Akorn, Inc. (“Akorn,” the “Company” or “we”) is submitting this letter in response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 9, 2016, with respect to Akorn’s above-referenced filing with the Commission.

Set forth below are the heading and text of each comment followed by our response:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 69

1.	Please tell us why you believe that incorporating by reference all of the significant accounting policies you disclose in your consolidated financial statements, in lieu of discussing your critical accounting estimates is in accordance with the requirements of Item 303 of Regulation S-K. Critical accounting estimate disclosures are designed to supplement the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Typical disclosures discuss the types of assumptions underlying the most significant and subjective estimates, provide a sensitivity analysis of those assumptions to deviations of actual results; and disclose the circumstances that have resulted in revised assumptions in the past. As an example, regarding your adjustments to gross sales, a typical disclosure would explain the provision for each type of adjustment related to sales made in prior periods versus sales made in the current period in order to understand the impact that changes in estimates had on results of operations.

Response.

The Company respectfully acknowledges the Staff’s request for discussion of critical accounting estimates in accordance with the requirements of Item 303 of Regulation S-K. The Company further acknowledges that it is aware of the guidance provided by Release No. FR-72. Accordingly in future periodic filings with the Commission, the Company intends to include additional disclosures that address the types of assumptions underlying the Company’s most significant and subjective estimates, for example, a sensitivity analysis of such assumptions, analysis of deviations in those assumptions from forecasted to actual results, the circumstances that have resulted in revised assumptions and material implications of uncertainties associated with the assumptions. As discussed during its call with the Staff, the Company will plan to make these changes to its prospective disclosures starting with the periodic report as of and for the three and nine months ended September 30, 2016. We believe such disclosures may involve gross-to-net revenue reserves, specifically including the Chargebacks, Rebates, Administrative fees and others, and Returns or other material items as determined appropriate. Please note that in future filings with the Commission the Company plans to report revenue gross-to-nets using the following categories: Chargebacks, Rebates, Administrative fees and others, Prompt Pay Discounts, Returns and Advertising and Promotions. Below are draft disclosures regarding those critical accounting policies that we believe will have the most significant and subjective estimates:

Chargebacks: The Company enters into contractual agreements with certain third parties such as retailers, hospitals, group-purchasing organizations (“GPOs”) and managed care organizations to sell certain products at predetermined prices. Similarly, we maintain an allowance for rebates and discounts related to billbacks, wholesaler fee for service contracts, GPO administrative fees, government programs, prompt payment and other adjustments with certain customers. Most of the parties have elected to have these contracts administered through wholesalers that buy the product from the Company and subsequently sell it to these third parties. As noted elsewhere, these wholesalers represent a significant percentage of the Company’s gross sales. When a wholesaler sells products to one of these third parties that are subject to a contractual price agreement, the difference between the price paid to the Company by the wholesaler and the price under the specific contract is charged back to the Company by the wholesaler. This process typically takes no more than four to six weeks, but for some products may extend out to twelve weeks. The Company tracks sales and submitted chargebacks by product number and contract for each wholesaler. Utilizing this information, the Company estimates a chargeback percentage for each product and records an allowance as a reduction to gross sales when the Company records its sale of the products. The Company reduces the chargeback allowance when a chargeback request from a wholesaler is processed. Actual chargebacks processed by the Company can vary materially from period to period based upon actual sales volume through the wholesalers. However, the Company’s provision for chargebacks is fully reserved for at the time when sales revenues are recognized.

Management obtains product inventory reports from certain wholesalers to aid in analyzing the reasonableness of the chargeback allowance and to monitor whether wholesaler inventory levels do not significantly exceed customer demand. The Company assesses the reasonableness of its chargeback allowance by applying a product chargeback percentage that is based on a combination of historical activity and future price and mix expectations to the quantities of inventory on hand at the wholesalers according to wholesaler inventory reports. In addition, the Company estimates the percentage of gross sales that were generated through direct and indirect sales channels and the percentage of contract vs. non-contract revenue in the period, as these each affect the estimated reserve calculation. In accordance with its accounting policy, the Company estimates the percentage amount of wholesaler inventory that will ultimately be sold to third parties that are subject to contractual price agreements based on a trend of such sales through wholesalers. The Company uses this percentage estimate until historical trends indicate that a revision should be made. On an ongoing basis, the Company evaluates its actual chargeback rate experience, and new trends are factored into its estimates each quarter as market conditions change.

For the [year/quarter] ended [12/31/20XX] the Company incurred a chargeback provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases, product mix shifts and wholesaler sales growth for certain wholesalers with higher/lower than average chargeback percentages]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of contractual obligations, review of historical trends and evaluation of recent activity. Furthermore, other events that could materially alter chargeback rates include: [customer consolidation in the wholesaler and retailer industry, which would likely increase the associated chargeback rate due to more wholesaler purchasing power; change in the proportion of direct and indirect sales as a result of competitor pricing pressures, which could either increase (more indirect sales) or decrease (less indirect sales) the chargeback rate depending on the proportion; changes in the number of competitors, which could change the chargeback rate; and consumer demand shifts by products, which could either increase or decrease the chargeback rate depending on the product or products specifically demanded].

To better understand the impact of changes in chargeback reserve based on circumstances that are not fully outside of the Company’s control, for instance, the proportion of direct to indirect sales subject to a chargeback, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a 100 basis point (“BP”) change in the ratio of direct to indirect sales, the associated chargeback expense would increase or decrease [$XX.X million] depending on the direction of the shift. Furthermore, a 100 BP change in the weighted average chargeback rate per dollar of gross sales would also change the chargeback expense by [$XX.X million].

Rebates: The Company maintains an allowance for rebates related to contracts and other rebate programs that it has in place with certain customers. Rebate percentages vary by product and by volume purchased by each eligible customer. The Company tracks sales by product number for each eligible customer and then applies the applicable rebate percentage, using both historical trends and actual experience to estimate its rebate allowance. The Company reduces gross sales and increases the rebate allowance by the estimated rebate amount when the Company sells its products to its rebate-eligible customers. The Company reduces the rebate allowance when it processes a customer request for a rebate. At each balance sheet date, the Company analyzes the allowance for rebates against actual rebates processed and makes necessary adjustments as appropriate. The amount of actual rebates processed can vary materially from period to period as discussed below.

The allowances for rebates further takes into consideration price adjustments which are credits issued to reflect increases or decreases in the invoice or contract prices of the Company’s products. In the case of a price decrease, a credit is given for product remaining in customer’s inventories at the time of the price reduction. Contractual price protection results in a similar credit when the invoice or contract prices of the Company’s products increase, effectively allowing customers to purchase products at previous prices for a specified period of time. Amounts recorded for estimated shelf-stock adjustments and price protections are based upon specified terms with direct customers, estimated changes in market prices, and estimates of inventory held by customers. The Company regularly monitors these and other factors and evaluates the reserve as additional information becomes available.

For the [year/quarter] ended [12/31/20XX] the Company incurred a rebate provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases, product mix shifts and wholesaler sales growth for certain wholesalers with higher/lower than average rebate percentages]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of contractual obligations, review of historical trends and evaluation of recent activity. Furthermore, other events that could materially alter rebate rates include: [customer consolidation in the wholesaler and retailer industry, which would likely increase the associated rebate rate due to more wholesaler purchasing power; change in the proportion of direct and indirect sales as a result of competitor pricing pressures, which could either increase (more indirect sales) or decrease (less indirect sales) the rebate rate depending on the proportion; changes in the number of competitors, which could change the rebate rate: and consumer demand shifts by products, which could either increase or decrease the rebate rate depending on the product or products specifically demanded].

To better understand the impact of changes in rebate reserve based on circumstances that are not fully outside of the Company’s control, for instance, the proportion of direct to indirect sales subject to a rebate, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a 100 BP change in the ratio of direct to indirect sales, the associated rebate expense would increase or decrease [$XX.X million] depending on the direction of the shift. Furthermore, a 100 BP change in the weighted average rebate rate per dollar of gross sales would also change the rebate expense by [$XX.X million].

Administrative fees and others: Similar to rebates, administrative fees and others represent those amounts processed related to contracts and other fee programs that it has in place with certain entities which are settled through cash payment to these entities. Otherwise, administrative fees and others operate similarly to rebates.

For the [year/quarter] ended [12/31/20XX] the Company incurred an administrative fees and others provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of $X,XXX.X million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases, administrative fees and others changes and wholesaler sales growth for certain wholesalers with higher/lower than average administrative fees and others percentages]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of contractual obligations, review of historical trends and evaluation of recent activity. Furthermore, events that may materially alter administrative fees and others rates include: [customer consolidation in the wholesaler and retailer industry, which would likely increase the associated administrative fees and others rate due to more wholesaler purchasing power; change in the proportion of direct and indirect sales as a result of competitor pricing pressures, which could either increase (more indirect sales) or decrease (less indirect sales) the administrative fees and others rate depending on the proportion; changes in the number of competitors, which could change the administrative fees and others rate; and consumer demand shifts by products, which could either increase or decrease the administrative fees and others rate depending on the product or products specifically demanded].

To better understand the impact of changes in administrative fees and others reserve based on circumstances that are not fully outside of the Company’s control, for instance, the proportion of direct to indirect sales subject to an administrative fees and others, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a 100 BP change in the ratio of direct to indirect sales, the associated administrative fees and others expense would increase or decrease [$XX.X million] depending on the direction of the shift. Furthermore, a 100 BP change in the weighted average administrative fees and others rate per dollar of gross sales would also change the administrative fees and others expense by [$XX.X million].

Sales Returns: Certain of the Company’s products are sold with the customer having the right to return the product within specified periods. Provisions are made at the time of sale based upon historical experience. Historical factors such as one-time recall events as well as pending new developments like comparable product approvals or significant pricing movement that may impact the expected level of returns are taken into account to determine the appropriate reserve estimate at each balance sheet date. As part of the evaluation of the reserve required, the Company considers actual returns to date that are in process, the expected impact of any product recalls and the amount of wholesaler’s inventory to assess the magnitude of unconsumed product that may result in sales returns to the Company in the future. The sales returns level can be impacted by factors such as overall market demand and market competition and availability for substitute products which can increase or decrease the pull through for sales of the Company’s products and ultimately impact the level of sales returns.

For the [year/quarter] ended [12/31/20XX] the Company incurred a return provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases and product mix shifts for products with higher/lower than average return rates]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of historical trends and evaluation of recent activity. Furthermore, other events that could materially alter return rates include: [acquisitions and integration activities that consolidate dissimilar contract terms and could decrease the return rate as typically the Company purchases smaller entities with less contracting power and integrates those product sales to Akorn contracts; and consumer demand shifts by products, which could either increase or decrease the return rate depending on the product or products specifically demanded and ultimately returned].

To better understand the impact of changes in return reserve based on certain circumstances, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a 1 month lag in the return of a product from the period of time after sale would result in a change of the return expense by [$XX.X million]. Furthermore, a 100 BP change in the weighted average return rate per dollar of gross sales would also change the return expense by [$XX.X million].

Notes to Consolidated Financial Statements

Note 14 – Segment Information, page 114

2.	Please provide us revenues from external customers for each product and service for each period presented. In cases where individual products or services are not material, provide us this information for each group of similar products and services. Refer to ASC 280-10-50-40.

Response.

We respectfully acknowledge the Staff’s request for the revenues for each product and service for each period presented. Although the Company maintains the gross revenues for each product and can make estimates of net revenues for each product, the Company does not maintain discrete financial information by individual product, dosage form nor other product category and cannot provide such information without undue burden for the various reasons described below.

In the year ended December 31, 2015, the Company’s Prescription Pharmaceuticals segment marketed an extensive collection of more than 450 generic and branded prescription pharmaceutical SKU’s, comprising over 100 individual products in a variety of dosage forms such as sterile ophthalmics, injectables and inhalants and non-sterile oral liquids, topicals, nasal sprays and otics. The Company’s Consumer Health segment marketed an extensive collection of more than 100 branded and private-label over-the-counter (“OTC”), as well as animal health SKU’s, dispensed by veterinary professionals, in total comprising over 50 individual products. Our branded and private-label OTC products are primarily ophthalmics including a leading dry eye treatment TheraTears® Therapy for Your Eyes®. The Company also markets other OTC consumer health products including Mag-Ox®, a magnesium supplement, and the Diabetic Tussin® line of cough and cold products.

Currently, the Company utilizes estimated net revenues per product to prepare certain disclosures, including price/volume mix in Part II, Item 7,certain acquisition specific revenue estimates and appropriate analysis including disclosure of any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years under § 229.101 (c)(i), if applicable but, the Company believes that disclosing revenue and other information pertaining to the individual performance of each of these products outside of our current uses is impracticable and implies a level of accuracy of gross to net adjustments by product which cannot be assured. We feel that compiling this information is impracticable given both the high level of subjectivity involved in allocating certain reserves (which are otherwise directly related to our segments, Prescription Pharmaceuticals and Consumer Health) to individual products comprising those obligations and our inherent system limitations. For example, allocating certain gross-to-net reserves from the wholesaler or customer contracting level to the product sale level is hindered by the fact that rebates and other non-chargeback reserves are typically not product derived, but rather based on purchasing and service levels, payment or similar terms. As a result, allocating to the product level would likely introduce significant potential risk of allocation error in the calculation, and the Company does not feel that such product specific information is at a quality available to be reported at a point estimate basis.

The Company understands that Accounting Standards Codification (“ASC”) 280-10-50-40 requires revenue reporting in groupings of “similar” products when aggregation is either representative of the way in which the operations are managed or when the individual products share common attributes and the grouping of those products would enhance the disclosure and understanding of investors. The Company believes that the products aggregated into each of the Prescription Pharmaceuticals and Consumer Health operating and reportable segments complies with these requirements because the products: a) have similar marketing, production, sale and distribution and share resources throughout the manufacturing and sales cycle, b) are subject to, limited by, or exempt from similar governmental regulations and procedures, c) often represent complementary products designed to work in combination with other similar items, and d) are managed in a manner consistent with the aggregation of operating and reportable segments, including organizational reporting lines. Accordingly, the Company does not believe that either the Prescription Pharmaceuticals or Consumer Health operating and reportable segments can be further categorized into “groups of similar products” as identified by ASC 280-10-50-40 in any more meaningful way.

For the reason described above, the Company respectfully believes that the identification and disclosure of individual products and the accompanying percentages of net revenue and other information for each product or any subcategory of products for either the Prescription Pharmaceuticals or Consumer Health segments would be impracticable, does not reflect the manner in which the Company’s CODM manages the business and may result in detrimental disclosure of anti-competitive information which may not be meaningful or useful to our investors. The Company respectfully submits that it has thoughtfully considered the disclosure requirements within ASC 280-10-50-40, and other applicable provisions, and has determined that the Company’s segment disclosures fully satisfy and comply with those provisions.

3.	Please demonstrate to us that your aggregation of operating segments meets all criteria in ASC 280-10-50-11. In particular, provide us an analysis supporting that operating segments aggregated have similar economic characteristics.

Response.

The Company respectfully acknowledges the Staff’s request for demonstration of the application of aggregation criteria of operating segments and informs the Staff that the Company has two operating segments, Prescription Pharmaceuticals and Consumer Health. These operating segments are the same as our reportable segments that are disclosed in the Company’s Form 10-K for the year ended December 31, 2015 and no operating segments have been aggregated based on the criteria in ASC 280-10-50-11.

As further background, in accordance with ASC 280-10-05-4, we identified our operating segments using the management approach. Using this approach, we identified our operating segments based on the criteria set forth in ASC 280-10-50-1 which indicate an operating segment: (i) engages in business activities from which it may earn revenues and incur expenses, (ii) its operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance, and (iii) its discrete financial information is available. Our CODM is our Chief Executive Officer. Although the Company has undergone significant growth in the past few years, the Company has distinct organization reporting structures which are ultimately responsible for each of the operating and reportable segments noted above. The management of the Consumer Health product categories is maintained separately from those of the Prescription Pharmaceuticals. The components of each segment are under the direct supervision of individuals who ultimately report to the CODM, but the CODM manages these groups through the use of Executive and Senior Vice Presidents at the operating segment level.

This structure further extends to managerial activities, including allocation of resources primarily focused on production and supply arrangements, potential investment in other entities through acquisition and business combination activities and general evaluation and review by our CODM of operating results by operating segment. Non-executive managers involved in each of the operating segments are incentivized and evaluated based largely on the results of those specific operating segments under their purview and to a lesser extent on the results of the entire Company.

The Company believes that the products grouped into each of the Prescription Pharmaceuticals and Consumer Health segments share the following characteristics: a) the marketing, production, sale and distribution of each of the products within each segment are similar and share resources throughout the manufacturing and sales cycle, b) are subject to, limited by, or exempt from similar government regulations, c) often represent complementary products designed to work in combination with other similar items and d) are managed in a manner consistent with the aggregation of operating and reportable segments, including organizational reporting lines.

Prescription Pharmaceutical products share similar economic characteristics in that they share similar estimated gross standard margin percentages, production processes, customers, distribution and sale methods and regulatory environment. For example, these products are typically sold to wholesalers who engage in the warehousing of products until purchased by hospital and pharmacy end-users. These products are produced in facilities which typically require product specific approval by the FDA for sale in U.S. markets. Further, such products are sold only to certain customer classes and generally limit the purchase of other non-approved entities. Prescription products are typically prescribed in a hospital or at a doctor’s office and are subject to government regulation.

Conversely, Consumer Health products share a different set of economic characteristics related to their gross standard margin percentages, production processes, customer distribution and sale methods and regulatory environment. For example, unlike the Prescription Pharmaceuticals segment, these products may be produced internally or by outside manufacturers specializing in retail sales without product specific approval from the FDA for that facility, as long as they comply with current Good Manufacturing Practice regulations and other requirements. In addition, these products are sold most often to retailers and end-users, and are typically not governed by FDA prescribing requirements. For instance, end-users of our products may purchase Consumer Health products direct from brick and mortar retailers without a prescription but these products often must still go through approved wholesalers and retailers.

We note that for financial reporting purposes the Company has four components: Prescription Pharmaceuticals products, Consumer Health products, Akorn India Private Limited (“AIPL”), and Akorn AG (formerly “Hettlingen”). Three of these components were the result of the significant acquisition of Hi-Tech Pharmacal in 2014, which transformed the Company’s business and necessitated the re-evaluation of the manner and method by which operations were evaluated and financial data was maintained. Subsequently, in January 2015, the Company acquired the foreign manufacturing plant of Akorn AG. Although these four components (i) engage in business activities from which they may earn revenues and incur expenses and (ii) have discrete financial information, the Company’s CODM does not regularly review their operating results for purposes of allocating resources and assessing performance and accordingly, we have not assessed these components as operating segments as described in more detail below.

The AIPL and Akorn AG are foreign manufacturing plants that currently manufacture, or are in the process of obtaining licensing to manufacture, prescription products, similar to the Company’s U.S. based manufacturing plants. Furthermore, these foreign manufacturing plants do not produce material amounts of Consumer Health products. Please note that currently the AIPL and Akorn AG foreign manufacturing plants have immaterial earnings. Although local management at AIPL and Akorn AG prepare plant specific financial information, our CODM does not make significant use of that information nor regularly review it to effect the allocation of resources other than in connection with the typical process completed by individuals reporting to the CODM in a manner directly consistent with a manufacturing plant.

The Company separately recognizes for sales and marketing purposes a multitude of product categories within its operating segments. These categories, most of which are alternative dosage form products, include: Prescription Branded and Generic Ophthalmics, Injectable, Topical, other prescription products, Branded and Generic OTC Ophthalmics, Animal Health products and other former Hi-Tech OTC products. As mentioned in our response to Comment #2 above, none of these product categories maintains discrete financial information to the net revenue or gross margin level because we are unable to appropriately allocate specific gross to net reserves to individual products. Discrete financial information concerning the individual products, dosage forms or other product categories is impracticable for various reasons including the high level of subjectivity in allocating certain reserves to individual products and the inherent internal system limitations to making such a calculation.

In summation, the Prescription Pharmaceuticals and Consumer Health operating and reportable segments represent unique segments with discrete financial information, managed appropriately by our CODM and furthermore, with significantly different product groupings, each having its own set of economic characteristics. Accordingly, the Company believes that its disclosure of the operating and reportable segments and the aggregation of significantly similar components is consistent with the disclosure requirements as denoted in ASC 280-10-50-11.

The Company acknowledges that:

•	Akorn is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Akorn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me, at (847) 279-6100, or by e-mail at duane.portwood@akorn.com.

Very truly yours,

/s/ Duane A. Portwood
Duane A. Portwood
Chief Financial Officer